

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

October 1, 2010

By U.S. Mail and facsimile to (416) 920-7851

Mr. Fred Litwin, President
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario, Canada   M5R 2H3

> **Re: Consolidated Mercantile Incorporated
> Form 20-F for the year ended December 31, 2009
> File No. 000-14009**

Dear Mr. Litwin:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     Cicely LaMothe
     Branch Chief